July 26, 2024	Three Bryant Park 1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com

KATHERINE N. COGHLAN

VIA EDGAR	KATHERINE.COGHLAN@DECHERT.COM +1 212 641 5643 DIRECT

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Seamus O’Brien

Re:	John Hancock Investment Trust (the “Registrant”) — File Nos. 002-10156 and 811-00560;

Amendment to Registration Statement on Form N-1A

Dear Mr. O’Brien:

On behalf of the Registrant, I submit this letter in response to comments received by telephone on July 11, 2024, from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) with respect to Post-effective Amendment No. 226 under the Securities Act of 1933, as amended (the “1933 Act”), and Amendment No. 178 under the Investment Company Act of 1940, as amended (the “1940 Act”), to the Registrant’s Registration Statement on Form N-1A, filed with the SEC on May 23, 2024, accession no. 0001193125-24-145952 (the “Registration Statement”) relating to the registration of John Hancock Disciplined Value Global Long/Short Fund (the “Fund”), a new series of the Registrant.

For convenience, I have set forth each comment below, followed by the Registrant’s response. Unless otherwise stated, capitalized terms have the same meaning as in the Registration Statement.

General Comments

1.	Comment – The Staff notes that where a comment is made in one location it is applicable to all similar disclosures appearing elsewhere in the same registration statement.

Response – The Registrant respectfully acknowledges the Staff’s comment.

2.

Comment – The Staff notes that certain information in the Registration Statement is incomplete. Please include all bracketed or missing information in the definitive filing. Please also include the completed fee table under “Fund summary — Fees and expenses” and expense example table under “Fund summary — Expense example” as part of this letter.

Response – The Registrant respectfully acknowledges the comment and will include all missing information in the definitive filing. In addition, the fee table and expense example table for the Fund is included in Appendix A to this letter.

3.

Comment – Please provide the expected timing of the Registrant’s related registration statement to be filed on Form N-14 and whether the Registrant intends to rely on Rule 488 under the 1933 Act for automatic effectiveness of such registration statement on Form N-14 filing. Please also provide the date on which the reorganization described in the Registration Statement is expected to close.

Response – The Registrant notes that its registration statement on Form N-14 was filed on June 28, 2024, and the Registrant intends to rely on Rule 488 under the 1933 Act for automatic effectiveness on July 29, 2024. The Registrant further notes that the reorganization is expected to close on or about September 27, 2024.

Prospectus

4.	Comment – Please supplementally confirm that the Fund will not impose an exchange fee.

Response – The Registrant so confirms.

5.

Comment – With respect to the section of the Prospectus entitled “Fund summary — Fees and expenses – Annual fund operating expenses,” please supplementally confirm that dividend expense on short sales and interest expense on borrowings are not included in the calculation of the “Other expenses” listed in the Fund’s annual fund operating expenses table. If this is not the case, please explain why these expenses are not reflected in the Fund’s annual fund operating expenses as these expenses are included in the Predecessor Fund’s annual fund operating expenses table.

Response – The Registrant confirms that dividend expense on short sales and interest expense on borrowings are not included in the calculation of the “Other expenses.”

6.	Comment – Under “Fund summary — Fees and expenses — Annual fund operating expenses,” please supplementally confirm whether the adviser may recoup expenses that were waived or reimbursed.

Response – The Registrant confirms that waived or reimbursed expenses are not subject to recoupment by the adviser.

7.

Comment – With respect to the second footnote under the section of the Prospectus entitled “Fund summary — Fees and expenses — Annual fund operating expenses,” please disclose the date on which the expense reimbursement agreement is expected to terminate.

Response – The Registrant notes that the management fee for the fund will be capped at 1.53% pursuant to an expense limitation agreement expiring on February 28, 2026, and the additional expense waiver disclosed in the second footnote will expire on July 31, 2026, pursuant to an expense waiver agreement. The disclosure has been revised accordingly.

8.	Comment – Under “Fund summary — Portfolio turnover,” please disclose the Predecessor Fund’s portfolio turnover rate.

Response – The Registrant has revised the disclosure accordingly.

9.

Comment – Under “Fund summary — Principal investment strategies,” please revise the disclosure to explain how the Fund interprets the term “global” and whether there are any excluded geographic regions or countries or expected investment exposures to certain geographic regions or countries.

Response – The Registrant confirms that the Fund’s principal investment strategy does not exclude investments in any geographic regions or countries and does not include any specific or expected investment exposures to certain geographic regions or countries. The Registrant has revised the disclosure under “Fund summary — Principal investment strategies” and “Fund details – Principal investment strategies” as follows (new disclosure underlined, deleted disclosure ~~struck through~~):

The fund invests, both long and short, in securities issued ~~by~~ anywhere in the world, including U.S. companies of any capitalization size.

10.

Comment – Under “Fund summary — Principal investment strategies” and “Fund details – Principal investment strategies,” to the extent investment in non-U.S. and emerging markets issuers is a principal investment strategy of the Fund, please revise the disclosure to explain how the adviser or the Fund determines whether an issuer is considered a non-U.S. or emerging markets issuer.

Response – The Registrant respectfully acknowledges the Staff’s comment. The Registrant notes that disclosure currently defines non-U.S. companies “as companies (i) that are organized under the laws of a foreign country; (ii) whose principal trading market is in a foreign country; or (iii) that have a majority of their assets, or that derive a significant portion of their revenue or profits from businesses, investments or sales, outside of the United States.” Therefore, the Registrant believes the current disclosure is adequate with respect to how the adviser and Fund determine whether an issuer is considered a non-U.S. issuer.

With respect to how the adviser and Fund determine whether an issuer is considered an emerging markets issuer, the Registrant has revised the disclosure under “Fund summary — Principal investment strategies” and “Fund details – Principal investment strategies” to include the following:

The manager considers an emerging market country to include any country that is: 1) generally recognized to be an emerging market country by the international financial community, including the World Bank; 2) classified by the United Nations as a developing country; or 3) included in the MSCI Emerging Markets Index. Due to the unique relationship between China and its separately administered regions, the manager includes Hong Kong and Macau as emerging markets.

11.

Comment – Under “Fund summary — Principal investment strategies,” to the extent that investments in emerging markets issuers is a principal investment strategy of the Fund, please consider revising the disclosure to more specifically define emerging markets countries and consider noting if any specific countries are excluded for such purposes, if applicable.

Response – Please refer to the response provided to Comment 10 above.

12.

Comment – The disclosure under “Fund summary — Principal investment strategies” states that “[t]he [F]und may hold significant synthetic short exposures.” To the extent that the Fund intends to write uncovered call options, please revise the principal investment strategy disclosure accordingly and disclose the relevant risks.

Response – The Registrant respectfully acknowledges the comment and confirms that writing uncovered call options are not expected to be a principal investment strategy of the Fund. Accordingly, the Registrant respectfully declines to make any changes in response to this comment.

13.

Comment – The disclosure under “Fund summary — Principal investment strategies” provides that the Fund may invest in derivatives. Please ensure that the Fund’s derivatives disclosure is tailored to the Fund and fully describes how the Fund will use derivatives to achieve its investment objective and the risks associated with the use of derivatives. See the letter from Barry Miller of the Division of Investment Management of the SEC to the Investment Company Institute dated July 30, 2010 (the “Derivatives Disclosure Letter”).

Response – The confirms that it has reviewed the derivatives disclosure included in the Fund’s prospectus and has determined that it is consistent with the views set forth in the Derivatives Disclosure Letter.

14.	Comment – Under “Fund summary — Principal investment strategies,” please consider whether the use of the term “synthetic” should be replaced with a reference to derivatives more generally.

Response – The Registrant respectfully acknowledges the comment but believes the referenced disclosure accurately reflects the Fund’s principal investment strategies.

15.	Comment – Under “Fund summary — Principal investment strategies,” please consider revising the disclosure to include a definition of total return swaps.

Response – The Registrant respectfully acknowledges the Staff’s comment. The Registrant believes the existing disclosure is appropriate and declines to make any changes in response to this comment.

16.

Comment – Under “Fund summary — Principal investment strategies,” the disclosure states “[t]he [F]und may participate as a purchaser in initial public offerings of securities (IPO).” Please confirm if this is a principal investment strategy of the Fund, and if so, please revise the disclosure and confirm that applicable risk disclosure is included in the Prospectus. If this is not a principal investment strategy of the Fund, please remove the referenced disclosure.

Response – The Registrant confirms that investment in IPOs is not expected to be a principal investment strategy of the Fund. Accordingly, the above referenced disclosure and corresponding principal risk disclosure has been removed.

17.

Comment – Under “Fund summary — Principal investment strategies,” the disclosure states that “[t]he [F]und may invest from time to time a significant portion of its assets in smaller issuers which are more volatile and less liquid than investments in issuers with larger market capitalizations.” Please confirm if this is a principal investment strategy of the Fund, and if so, please consider revising the disclosure to specify the market capitalization range of such smaller issuers.

Response – The Registrant respectfully acknowledges the Staff’s comment and confirms that investing in smaller issuers is a principal investment strategy of the Fund. The Registrant has added the following disclosure under “Fund summary — Principal investment strategies” and “Fund details — Principal investment strategies” (new disclosure underlined):

The fund may invest from time to time a significant portion of its assets in smaller issuers (generally defined as issuers with a market capitalization equal to or less than $10 billion) which are more volatile and less liquid than investments in issuers with larger market capitalizations.

18.

Comment – Under “Fund summary — Principal risks,” the Staff notes that “Hong Kong Stock Connect Program (Stock Connect) risk” is included as a sub-risk of “Foreign securities risk” but corresponding disclosure is not included in the principal investment strategy section of the Prospectus. Please confirm whether such investments are a principal investment strategy of the Fund and if so, please include applicable disclosure in the principal investment strategy section. If this is not a principal investment strategy of the Fund, please remove the referenced sub-risk from the “Fund summary — Principal risks” section.

Response – The Registrant confirms that investment in emerging market securities, which includes securities traded through the Hong Kong Stock Connect Program, is expected to be a principal investment strategy of the Fund. Please refer to the response provided to Comment 10 above.

19.

Comment – Please revise the disclosure under “Fund details — Principal risks — Short sales risk” to include disclosure regarding the potential exponential downside loss in connection with short sales similar to the disclosure included under the “Fund details — Principal risks — Synthetic short exposure risk.”

Response – The Registrant respectfully acknowledges the Staff’s comment. The Registrant believes that the disclosure included under “Fund details — Principal risks — Synthetic short exposure risk” sufficiently identifies the potential exponential downside loss related to short sales and therefore respectfully declines to make any changes in response to this comment.

20.	Comment – Please confirm when the Registrant expects the information under the “Fund summary — Past performance” section to be updated by amendment.

Response – The Registrant notes that performance information will be included in the definitive filing.

The Registrant, on behalf of the Fund, intends to file definitive forms of the prospectuses and SAI that will reflect the above responses to the Staff’s comments. If you have any questions, please call me at 212-641-5643.

Sincerely,

/s/ Katherine N. Coghlan

Katherine N. Coghlan

cc: Christopher Sechler

Mara C. S. Moldwin

Christopher P. Harvey

Stephanie A. Capistron

Appendix A

For Class A, C, I and R6 shares

Fees and expenses

This table describes the fees and expenses you may pay if you buy, hold, and sell shares of the fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below. You may qualify for sales charge discounts on Class A shares if you and your family invest, or agree to invest in the future, at least $50,000 in the John Hancock family of funds. Intermediaries may have different policies and procedures regarding the availability of front-end sales charge waivers or contingent deferred sales charge (CDSC) waivers (See Appendix 1 - Intermediary sales charge waivers, which includes information about specific sales charge waivers applicable to the intermediaries identified therein). More information about these and other discounts is available from your financial professional and beginning on page 23 of the prospectus under “Sales charge reductions and waivers” or page 76 of the fund’s Statement of Additional Information under “Sales Charges on Class A and Class C Shares.”

Shareholder fees (%) (fees paid directly from your investment)	A	C	I	R6
Maximum front-end sales charge (load) on purchases, as a % of purchase price	5.00	None	None	None
Maximum deferred sales charge (load) as a % of purchase or sale price, whichever is less	1.00 (on certain purchases, including those of $1 million or more)	1.00	None	None
Small account fee (for fund account balances under $1,000) ($)	20	20	None	None

Annual fund operating expenses (%) (expenses that you pay each year as a percentage of the value of your investment)	A	C	I	R6
Management fee	1.40	1.40	1.40	1.40
Distribution and service (Rule 12b-1) fees	0.25	1.00	0.00	0.00
Other expenses[1]	0.31	0.31	0.31	0.20
Total annual fund operating expenses	1.96	2.71	1.71	1.60
Contractual expense reimbursement[2]	-0.06	-0.06	-0.06	-0.06
Total annual fund operating expenses after expense reimbursements	1.90	2.65	1.65	1.54

1	“Other expenses” have been estimated for the fund’s first year of operations.
2

The advisor contractually agrees to reduce its management fee or, if necessary, make payment to the fund in an amount equal to the amount by which expenses of the fund exceed 1.53% of average daily net assets of the fund. For purposes of this agreement, “expenses of the fund” means all fund expenses, excluding (a) taxes, (b) brokerage commissions, (c) interest expense, (d) litigation and indemnification expenses and other extraordinary expenses not incurred in the ordinary course of the fund’s business, (e) class-specific expenses, (f) borrowing costs, (g) prime brokerage fees, (h) acquired fund fees and expenses paid indirectly, and (i) short dividend expense. This agreement expires on February 28, 2026, unless renewed by mutual agreement of the advisor and the fund based upon a determination that this is appropriate under the circumstances at that time. The advisor also contractually agrees to waive a portion of its management fee and/or reimburse expenses for the fund and certain other John Hancock funds according to an asset level breakpoint schedule that is based on the aggregate net assets of all the funds participating in the waiver or reimbursement, including the fund (the participating portfolios). This waiver equals, on an annualized basis, 0.0100% of that portion of the aggregate net assets of all the participating portfolios that exceeds $75 billion but is less than or equal to $125 billion; 0.0125% of that portion of the aggregate net assets of all the participating portfolios that exceeds $125 billion but is less than or equal to $150 billion; 0.0150% of that portion of the aggregate net assets of all the participating portfolios that exceeds $150 billion but is less than or equal to $175 billion; 0.0175% of that portion of the aggregate net assets of all the participating portfolios that exceeds $175 billion but is less than or equal to $200 billion; 0.0200% of that portion of the aggregate net assets of all the participating portfolios that exceeds $200 billion but is less than or equal to $225 billion; and 0.0225% of that portion of the aggregate net assets of all the participating portfolios that exceeds $225 billion. The amount of the reimbursement is calculated daily and allocated among all the participating portfolios in proportion to the daily net assets of each participating portfolio. This agreement expires on July 31, 2026, unless renewed by mutual agreement of the fund and the advisor based upon a determination that this is appropriate under the circumstances at that time.

Expense example

This example is intended to help you compare the cost of investing in the fund with the cost of investing in other mutual funds. Please see below a hypothetical example showing the expenses of a $10,000 investment for the time periods indicated and then, except as shown below, assuming you sell all of your shares at the end of those periods. The example assumes a 5% average annual return and that fund expenses will not change over the periods. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	Shares Sold				Shares Not Sold
Expenses ($)	A	C	I	R6	C
1 year	683	368	168	157	268
3 years	1,079	836	533	499	836
5 years	1,499	1,429	923	865	1,429
10 years	2,666	2,857	2,014	1,895	2,857

For Class NAV shares

Fees and expenses

This table describes the fees and expenses you may pay if you buy, hold, and sell shares of the fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below.

Shareholder fees (%) (fees paid directly from your investment)	NAV
Maximum front-end sales charge (load)	None
Maximum deferred sales charge (load)	None

Annual fund operating expenses (%) (expenses that you pay each year as a percentage of the value of your investment)	NAV
Management fee	1.40
Other expenses[1]	0.19
Total annual fund operating expenses	1.59
Contractual expense reimbursement[2]	-0.06
Total annual fund operating expenses after expense reimbursements	1.53

1	“Other expenses” have been estimated for the fund’s first year of operations.
2

The advisor contractually agrees to reduce its management fee or, if necessary, make payment to the fund in an amount equal to the amount by which expenses of the fund exceed 1.53% of average daily net assets of the fund. For purposes of this agreement, “expenses of the fund” means all fund expenses, excluding (a) taxes, (b) brokerage commissions, (c) interest expense, (d) litigation and indemnification expenses and other extraordinary expenses not incurred in the ordinary course of the fund’s business, (e) class-specific expenses, (f) borrowing costs, (g) prime brokerage fees, (h) acquired fund fees and expenses paid indirectly, and (i) short dividend expense. This agreement expires on February 28, 2026, unless renewed by mutual agreement of the advisor and the fund based upon a determination that this is appropriate under the circumstances at that time. The advisor also contractually agrees to waive a portion of its management fee and/or reimburse expenses for the fund and certain other John Hancock funds according to an asset level breakpoint schedule that is based on the aggregate net assets of all the funds participating in the waiver or reimbursement, including the fund (the participating portfolios). This waiver equals, on an annualized basis, 0.0100% of that portion of the aggregate net assets of all the participating portfolios that exceeds $75 billion but is less than or equal to $125 billion; 0.0125% of that portion of the aggregate net assets of all the participating portfolios that exceeds $125 billion but is less than or equal to $150 billion; 0.0150% of that portion of the aggregate net assets of all the participating portfolios that exceeds $150 billion but is less than or equal to $175 billion; 0.0175% of that portion of the aggregate net assets of all the participating portfolios that exceeds $175 billion but is less than or equal to $200 billion; 0.0200% of that portion of the aggregate net assets of all the participating portfolios that exceeds $200 billion but is less than or equal to $225 billion; and 0.0225% of that portion of the aggregate net assets of all the participating portfolios that exceeds $225 billion. The amount of the reimbursement is calculated daily and allocated among all the participating portfolios in proportion to the daily net assets of each participating portfolio. This agreement expires on July 31, 2026, unless renewed by mutual agreement of the fund and the advisor based upon a determination that this is appropriate under the circumstances at that time.

Expense example

This example is intended to help you compare the cost of investing in the fund with the cost of investing in other mutual funds. Please see below a hypothetical example showing the expenses of a $10,000 investment for the time periods indicated and then assuming you sell all of your shares at the end of those periods. The example assumes a 5% average annual return and that fund expenses will not change over the periods. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

Expenses ($)	NAV
1 year	156
3 years	496
5 years	860
10 years	1,884